Filed  by  Epitope,  Inc.
                                                       pursuant   to  Rule   425
                                                       under the  Securities Act
                                                       of 1933, as amended

                                         Subject Company: STC Technologies, Inc.
                                                    Commission File No.132-01850

[Logo]  EPITOPE

COMPANY CONTACT:           INVESTOR RELATIONS CONTACTS:

Epitope, Inc.              Lippert/Heilshorn & Associates

Charles E. Bergeron        Bruce Voss           310-575-4848   Bruce@lhai.com
Chief Financial Officer    Kim Sutton Golodetz  212-838-3777   Kim@lhai.com
503-641-6115               Keith Lippert        212-838-3777   Keith@lhai.com
www.epitope.com            MEDIA CONTACT:
                           Pamela Rigler        212-838-3777   Pamela@lhai.com
                                                               www.lhai.com




                 EPITOPE REPORTS THIRD QUARTER FINANCIAL RESULTS

                                 REVENUES UP 26%
       QUARTER HIGHLIGHTED BY ANNOUNCEMENT OF MERGER WITH STC TECHNOLOGIES
                    ORAQUICK RAPID HIV TEST LAUNCHED IN JULY

BEAVERTON, ORE. (JULY 31, 2000) - EPITOPE, INC. (NASDAQ NM: EPTO) today announced financial results for the three and nine months ended June 30, 2000.

Revenues for the three months ended June 30, 2000 increased 26% to $3.4 million, compared with $2.7 million in the third quarter of fiscal year 1999. For the nine months ended June 30, 2000, Epitope reported a 30% rise in revenues to $9.1 million, up from $7.0 million in the prior year nine months.

The third quarter 2000 net loss was $217,000, or $0.01 per share, compared with a net loss of $764,000, or $0.05 per share, in the prior-year third quarter. Higher research and development expenses, international clinical studies and market development related to OraQuick(R), the Company's new rapid HIV test, contributed to the loss. Gross margins of 63% in the most recent quarter were up from 60% a year ago due to higher production levels of OraSure(R), the Company's oral fluid collection device.

Results for the third quarter included in other income a one-time $600,000 gain on the sale of preferred stock received as part of the Company's settlement with Andrew and Williamson Sales Co. (A&W) in 1997. This preferred stock had been carried by the Company at a value of zero.

The nine-month net loss was $1.6 million, or $0.11 per share, compared with a nine-month net loss of $2.3 million, or $0.17 per share, in the prior year.

The Company's cash position has increased by $4.1 million to $15.6 million at June 30, 2000. During the quarter, the Company received $3.6 million from the exercise of warrants and stock options and $0.6 million from the sale of A&W preferred stock. The cash position was also affected by capital equipment expenditures for OraQuick manufacturing automation of $0.6 million for the quarter.

                                     -more-

"Recent months have seen watershed events in Epitope's history," commented Robert D. Thompson, president and chief executive officer. "We announced our intent to merge with STC Technologies and are in the process of finalizing our registration statement with the SEC. We anticipate that the special meeting of shareholders, for the purpose of voting on this merger, will occur around mid-September." Financial results for both Epitope and STC Technologies through June 30, 2000, will be included in the updated version of the registration statement expected to be mailed to shareholders in August after SEC review.

At the International AIDS conference in South Africa in July, the Company announced that it had launched the new OraQuick oral fluid rapid test for HIV-1 and 2. "Interest in the OraQuick HIV1/2 product was phenomenal. Its unique combination of accuracy, rapid resuts and non-invasive methodology makes it the right product at the right time. As increased funding for HIV screening becomes available through international organizations, health officials are looking for solutions to get more people tested and counseled," Mr. Thompson noted. The company has ongoing studies with OraQuick in several countries with more expected in the coming months. In addition, the OraQuick clinical studies in the United States in support of a submission to the U.S. Food and Drug Administration (FDA) expected in early 2001, will be conducted at about 20 separate sites beginning in August 2000.

"We are continuing to emphasize control of product costs, the measures introduced thus far have resulted in the gross profit increase to 63% this quarter," Mr. Thompson continued. "Also, our focus on revenue growth in the life insurance market, where more companies are moving to a broader use of our product, is clearly paying off. We plan to bring even more tests to this core market to encourage companies to expand their use of oral fluid testing even further. In the public health markets, more customers are discovering the benefits of OraSure testing for HIV in less conventional outreach settings where its non-invasive nature assists in the ability to test increased numbers of people.

The Company will hold a conference call to discuss these results beginning at 11:00 a.m. Eastern Time today. Individual investors are invited to listen to the conference call over the Internet through Vcall, a service of the Investor Broadcast Network, at www.vcall.com. To listen to the live call, please go to the Web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. In addition, a replay will begin shortly after the call has ended and will be available for 90 days.

Epitope, Inc. develops, manufactures and markets medical devices and diagnostic products utilizing its proprietary oral fluid technologies for sale to public- and private-sector clients worldwide. The Company's primary focus is on the detection of HIV antibodies, with emphasis in the U.S. life insurance and global public health markets, and on the use of oral fluid testing for the detection of drugs of abuse and other analytes. In May 2000, the Company announced its intention to merge with the privately held STC Technologies, Inc. Epitope has filed an S-4 Registration statement related to this merger with the Securities and Exchange Commission (SEC) under the name OraSure Technologies, Inc. Copies of this document may be obtained at no charge from the SEC website at www.sec.gov.

Statements in this press release about future sales levels or other future events or performance are forward-looking statements. The Company's actual results could be significantly different. Factors that could affect results include loss of key personnel; failure to comply with regulations of the FDA or other regulatory agencies; obstacles to international marketing of the Company's products; loss or impairment of sources of capital; ability of the Company to develop product distribution channels; ability of the Company to develop new products; development of competing products; market acceptance of oral fluid testing products; and changes in international, federal or state laws or regulations. Although forward-looking

                                     -more-
statements help to provide complete information about the Company, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

EPITOPE HAS FILED A REGISTRATION STATEMENT ON FORM S-4 UNDER THE NAME ORASURE TECHNOLOGIES, INC., IN CONNECTION WITH THE PROPOSED MERGER WITH STC TECHNOLOGIES, INC., AND PLANS TO MAIL A PROXY STATEMENT/PROSPECTUS TO EPITOPE AND STC SHAREHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. YOU MAY OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP//WWW.SEC.GOV.

EPITOPE FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY OBTAIN FREE COPIES AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP//WWW.SEC.GOV, OR BY WRITING EPITOPE AT: EPITOPE INVESTOR RELATIONS, 8505 SW CREEKSIDE PLACE, BEAVERTON, OREGON 97008.

EPITOPE, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM EPITOPE SHAREHOLDERS IN FAVOR OF APPROVAL OF THE MERGER. A DESCRIPTION OF ANY INTERESTS, DIRECT OR INDIRECT, THAT EPITOPE'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS.

                             Financial Tables Follow

                                  EPITOPE, INC.

                            CONDENSED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                                  QUARTER ENDED                         NINE MONTHS ENDED
                                                  JUNE 30                               JUNE 30
                                               2000             1999                  2000           1999
                                               ----             ----                  ----           ----
OPERATING RESULTS
Revenues....................................$   3,398         $   2,688             $   9,102      $   7,005
Operating costs and expenses................    4,429             3,517                11,727          9,496
Other income, net...........................      814                65                   986            194
Net loss....................................     (217)             (764)               (1,639)        (2,297)
Basic/diluted net loss per share*...........    (0.01)            (0.05)                (0.11)         (0.17)
Shares used in per share
 calculations...............................   16,444            14,066                15,249         13,888

SELECTED BALANCE SHEET DATA                                                            6/30/00        9/30/99
Cash and marketable securities..............                                        $  15,564          5,609
Working capital.............................                                           17,490          6,887
Total assets................................                                           21,887         10,694
Shareholders' equity........................                                           19,740          8,576

*Basic and diluted per share amounts are the same due to losses.

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